October 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dillon Hagius

Re:	Cingulate Inc.
Registration Statement on Form S-1, as amended
File No. 333-259408

Ladies and Gentlemen:

Cingulate Inc. hereby requests that its acceleration request dated October 4, 2021 be withdrawn. Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 with any questions.

Sincerely,

CINGULATE INC.

By:	/s/ Shane J. Schaffer
Name:	Shane J. Shaffer
Title:	Chief Executive Officer